

July 8, 2011

<u>Via E-Mail</u>
William C. Gibbs
President
Millstream Ventures, Inc.
4760 S. Highland Drive, Suite 341
Salt Lake City, Utah 84117

> **Re:** **Millstream Ventures, Inc.**
> **Form 8-K**
> **Filed June 10, 2011**
> **File No. 000-53167**
>
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 9, 2011**
> **File No. 000-53167**

Dear Mr. Gibbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1. Please provide the following information related to your non-public offerings discussed on pages four and five:

- Explain why the stock certificates and the proceeds from the non-public offering of 3,510,126 restricted shares of common stock were held in escrow until the closing of the Stock Exchange Agreement with Green River Resources Corp.;
- Describe and quantify the outstanding liabilities that you satisfied upon closing of the Stock Exchange Agreement with Green River Resources Corp.;
- Disclose who the controlling shareholder with respect to the 17,608,203 shares of common stock you acquired and cancelled pursuant to the closing of the Stock Exchange Agreement with Green River Resources Corp.
- Clarify the amount of gross proceeds received from the non-public offering of the 10% Convertible Promissory Notes and warrants. We note disclosure on page F-9 stating that gross proceeds from this offering shall not exceed $1,750,000. However, we note differing amounts listed throughout the 10-K related to the gross proceeds received from this non-public offering.

2.   Revise this section to discuss the negotiations leading up to the Stock Exchange Agreement and the reasons why the parties chose this particular transaction. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. Disclose any material payments or benefits any parties to the agreement received. Discuss whether Mr. Steven L. White has assumed any role or relationship with Green River Resources Corp. or Green River Resources, Inc. pursuant to the closing of the Stock Exchange Agreement.

3.   Please revise your disclosure on page five to state that GRI "will be" engaged in the clean extraction of bitumen. We note your disclosure throughout the Form 10-K and in the Notes to the Financial Statements, notably Note 7 on page F-21, that your operations have not commenced.

Business of GRI, Overview, Page 5

4.   Please clarify your disclosure related to your Operating Agreement with Bleeding Rock, LLC and also your disclosure related to who presently owns the hydrocarbon extraction process you discuss in connection with your business plan. We note disclosure on page five that you acquired a hydrocarbon extraction process from Bleeding Rock is inconsistent with disclosure in the Notes to the Financial Statements on page F-18 that you licensed the extraction technology from Bleeding Rock. Further, we note in the Background section of the Operating Agreement with Bleeding Rock, filed as Exhibit 10.2 to the Form 10-K for fiscal year ended March 31, 2011, that Bleeding Rock has an exclusive licensing agreement with Natural Resources Recyclers ("NRR") for a process

for the development, engineering and extraction of hydrocarbons. Please disclose that Bleeding Rock licenses the extraction process, rather than owns it, and discuss the material terms of Bleeding Rock's Licensing Agreement with NRR in this section.

5.   We note your references to third-party reports and estimates throughout the Form 10-K. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of the reports or estimates have been prepared specifically for your filing, file a consent from the third party as an exhibit. We note your disclosure on page five that you are currently in the process of revising a report "to comply with applicable U.S. Securities and Exchange Commission ("SEC") regulations." Please clarify what you mean by your phrase "revising the report."

Project Development, Page 6

6.   We note your disclosure that additional financing of approximately $35,000,000 will be required to procure and install the necessary equipment to begin operations of a plant that you believe will produce approximately 3,000 barrels per day of bitumen. However, we note disclosure on your website, www.greenriverresources.net, stating "the feasibility studies performed to date indicate a total capital cost of approximately $50,000,000 to develop the mine site, processing facility and related infrastructure to produce the 3,000 barrels per day of Bitumen at our existing lease." Please advise or revise. Also, discuss the factors you considered in determining the amount of additional financing needed.

7.   We note your disclosure that you will be able to initiate items 1 through 5 of your project development phase with the net proceeds available at the closing of the GRI acquisition. Please revise to disclose the amount of the net proceeds available at the closing of the Stock Exchange Agreement. We note your disclosure on page 13 that the initial proceeds from the Stock Exchange Agreement with Green River Resources Corp. were $770,000. Please clarify here and in MD&A the source of the $770,000 in initial proceeds under the Exchange Agreement.

Technology, Page 6

8.   Please identify the independent engineering firm hired by Green River Resources, Inc. Further, please clarify your disclosure related to the results of the engineering firm's tests with certain disclosure on your website. For example, we note your disclosure on page

six of estimates that your plant will initially process up to 3,000 barrels of bitumen per day, with the potential to reach up to 25,000 to 50,000 barrels per day. Yet, we note disclosure on your website that you intend to scale up the production process to 100,000 barrels per day. Please advise or revise.

9.   Please revise to provide an estimate of the amount spent on the research and development activities of GRC and GRI during the last two fiscal years. Refer to Item 101(h)(4)(x) of Regulation S-K.

Resource Base and Mine Plan, page 7

10.   We note your disclosure on page seven that you are obtaining a current estimate of reserves on your Leases. Please advise on when this estimate will be made available. We note disclosure in a brochure on your website indicating that Green River Resources currently controls tar sand deposits in Utah containing over 330 million barrels of proven recoverable Bitumen reserves. Please advise or revise your disclosure appropriately.

Projected Markets for the Company's Oil, Page 7

11.   Please clarify your disclosure related to the "indication of interest" received from a Utah refinery. Define "indication of interest" and identify the Utah refinery involved. Discuss the benchmark price of the bitumen supplied by GRI to Plains Marketing. We note disclosure on your website that your expectation is for the profitable production of Bitumen at the equivalent of $30 per barrel of crude oil.

12.   Discuss your potential customer base. Discuss whether you anticipate your business depending on one or a few major customers. Refer to Item 101(h)(4)(xi) of Regulation S-K.

Government Regulation, Page 8

13.   Revise to discuss the status of obtaining your required permits and licenses. Discuss the effect on your prospective business plans if you fail to obtain the required regulatory approvals.

Competition, Page 8

14.   Explain further why you believe your process is "efficient, cost effective, 'green,' and simple when compared to other technologies currently known or used for the separation of tar sands." Elaborate on your competitive position within your industry, and include the names of major competitors you will face, as well as your methods of competition.

Employees, page 9

15.   We note your disclosure that you currently only have two employees, your CEO, Mr. Williams Gibbs, and your COO, Mr. Robin Gereluk. However, your website indicates that in addition to your CEO and COO, Mr. Brigham Gibbs is one of your Founders and also the Vice President of Finance and Business Development. Please advise or revise. If applicable, please provide the necessary disclosure pursuant to Item 401 of Regulation S-K with respect to Mr. Brigham Gibbs in Item 10 of the Form 10-K.

Item 5. Market For Registrant's Common Equity

Unregistered Sales of Securities, page 10

16.   Please expand this section to include all securities sold within the past three years which were not registered under the Securities Act. Please include disclosure related to the non-public offerings discussed on pages four and five of the Form 10-K. Refer to Item 701 of Regulation S-K.

17.   Please revise your disclosure on page 11 to clarify that your outstanding shares of common stock are registered under Section 12(g) of the Exchange Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 13

18.   Please clarify to which offering you are referring to on page 13.

19.   Provide a discussion of your plans to meet your liquidity needs for the next 12 months and beyond. This discussion should disclose material capital requirements, the amount of external financing you believe the company will need to meet those requirements and

continue operating, and how you intend to achieve that financing. Discuss what will happen to your prospective business plans if you do not achieve the desired amount of additional capital.

20.   Revise your disclosure in this section to discuss the accrued fees you owe Bleeding Rock as required by the Operating Agreement. We note your disclosure in the Notes to the Financial Statements on page F-24 that as of March 31, 2011 and 2010, you had accrued fees of $1,521,551 and $1,221,551, respectively.

Item 11, Executive Compensation, Page 19

21.   Please include the required disclosure pursuant to Item 402(m) of Regulation S-K for the officers and directors of Green River Resources Corp. and Green River Resources, Inc. We note on page 21 that William Gibbs has an employment agreement dated August 1, 2007 under which Mr. Gibbs an annual salary of $400,000. We note your disclosure that Mr. Gibbs' base salary will accrue until GRC receives funding of $1,000,000. Please note that Item 402(m)(1) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers and directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 21

22.   Please revise to include disclosure related to the accrued fees payable to Bleeding Rock pursuant to the Operating Agreement.

Note 3 – Going concern, page F-20

23.   Revise to disclose your plans if you are unable to obtain additional financing.

Note 9(b) – Bridge warrants, page F-22

24.   It appears to us that you are recognizing the bridge warrants as equity instruments instead of liability instruments. We note that the exercise price of such warrants is the per share price of your common stock in your next equity offering. Please tell us in detail how you considered ASC 815-40 in concluding such warrants are equity instruments.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-28

25.   Since you are giving effect to the reverse acquisition, please provide an adjustment to eliminate the expenses of MSV.

26.   Please refer to adjustments [b] and [e]. Since it appears the interest income is nonrecurring in nature, delete this adjustment.

27.   Please refer to adjustment [d]. Disclose how you determined the amounts for the adjustments.

28.   Please refer to adjustment [e]. Since it appears the charge is nonrecurring in nature, delete this adjustment. Instead, reflect the charge as an adjustment of pro forma deficit accumulated during the development stage and disclose the nature of this charge.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor at (202) 551-3359, Paul Fischer, Attorney-Advisor at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director